Mail Stop 6010   June 29, 2007

Mr. Kofi Kankam
Chief Executive Officer
JobsInSite, Inc.
426 West 49th Street, Suite 4A
New York, New York 10019

> **Re: JobsInSite, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment no. 3 filed June 25, 2007**
> **File No. 333-137624**

Dear Mr. Kankam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A filed June 25, 2007

Financial Statements

Statement of Cash Flows, page F-5

1.   We acknowledge your response to our previous comment 5. Please revise your cash flow statements to remove the depreciation adjustment and acquisition of property plant and equipment from the inception-to-date column consistent with your response to comment 38 from our October 19, 2006 letter. Otherwise,

ensure you include these amounts in the inception-to-date cash flow statement through March 31, 2007 included on page F-11.

Interim Financial Statements

Statements of Operations, page F-10

2.   Please revise your financial statements here and on page 3 to round your basic and diluted earnings per share amounts to the nearest cent to not imply a greater degree of accuracy than exists.

Exhibit 23.1: Consent of Paritz & Co. P.A.

3.   Although you indicate in response to our previous comment 3 that your auditors' consent covers their review report, it does not appear that the consent filed covers this report. Please have your auditors revise their consent to include reference to their review report on the interim financial statements.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kwajo M. Saroh, Esq.
        250 West 57th Street, Suite 917
        New York, New York 10107